Exhibit 99.103

i-80 Gold Continues to Intersect High-Grade Gold in Expansion Drilling at Granite Creek

Including 15.3 g/t Au over 10.5m, 10.0 g/t Au over 10.2m, 13.6 g/t Au over 4.7m & 17.6 g/t over 3.0m

Reno, Nevada, April 20, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce results from four of the final five holes of the Phase 1, 2021, drill program focused primarily on delineating the high-grade “South Pacific” extension horizon at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

The South Pacific Zone (“SPZ”) is a new zone of high-grade gold mineralization located immediately north of the underground mine workings at Granite Creek (see Figure 1). In 2021, sixteen (16) holes were completed in the SPZ, successfully defining multiple fault structures that are demonstrating continuity of mineralization over a strike length of approximately 600 metres and a dip length of approximately 250 metres and remain wide open for expansion along strike and at depth. Hole iGS21-20 intersected mineralization up-dip and to the south of previous drilling, closer to the underground workings where it remains open. Drilling in the SPZ horizon displays impressive gold grades and widths of mineralization and multiple mineralized horizons. Owing to the early success of the expansion drilling program, the ongoing 2022 program has been expanded to ~30,000m.

Final highlight results from 2021 drilling in the South Pacific Zone (and adjacent horizons):

•	13.8 g/t Au over 2.1 m & 25.2 g/t Au over 2.2m in hole iGS21-16
•	6.1 g/t Au over 2.9 m & 9.9 g/t Au over 2.5 m in hole iGS21-17
•	9.7 g/t Au over 4.0 m & 10.0 g/t Au over 10.2 m & 13.7 g/t Au over 5.6 m & 15.3 g/t Au over 10.5 m in hole iGS21-19
•	13.6 g/t Au over 4.7 m & 17.6 g/t Au over 3.0 m in hole iGS21-20

Drilling of the South Pacific Zone (“SPZ”) is the primary target of the ongoing drill program with multiple drill rigs completing delineation drilling so that the zone will be included in a resource update following the 2022 program. The SPZ consists of multiple subvertical fault structures located within both the Upper and Lower Comus rock units. Most structures within the SPZ appear to trend north to northeast (see Figures 1 and 2). Step-out drilling to expand mineralization along strike and at depth is being completed in 2022.

“Drilling is demonstrating substantial high-grade resource potential in the South Pacific Zone, and it has elevated to our top priority target at Granite Creek”, stated Ewan Downie, Chief Executive Officer of i-80. “Owing to indications of improved ground conditions, significant upside, and proximity to existing underground workings, we have started to drive the decline deeper in order to expedite the development of the SPZ into our near-term mine plan.”

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 3); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Additional work at Granite Creek includes development to access mineralization proximal to the underground workings, underground drilling and mining. i-80 entered into a toll agreement with Nevada Gold Mines so that refractory mineralization can begin to be trucked to its Twin Creeks facility for processing while Company retrofits its Lone Tree autoclave (see press release dated September 7, 2021).

Table 1 - Summary Assay Results from New Surface Drilling

2021 New Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-16	Core	357.5	360.6	3.0	8.7
And	Core	364.8	365.8	1.0	51.5
And	Core	381.3	383.4	2.1	13.8
And	Core	395.3	397.5	2.2	25.2
And	Core	477.6	479.5	1.8	9.0
iGS21-17	Core	388.5	391.4	2.9	6.1
And	Core	413.5	416.0	2.5	9.9
iGS21-18	Core				Assays Pending
iGS21-19	Core	322.9	326.9	4.0	9.7
And	Core	355.1	365.3	10.2	10.0
And	Core	372.6	378.3	5.6	13.7
And	Core	393.2	403.7	10.5	15.3
iGS21-20	Core	338.6	343.4	4.7	13.6
And	Core	370.3	373.4	3.0	17.6
And	Core	388.9	390.4	1.5	9.9

Table 1a Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS21-16	478545	4554162	1472	302	-52
	iGS21-17	478596	4554486	1552	270	-60
	iGS21-19	478347	4554164	1557	340	-71
	iGS21-20	478347	4554164	1557	323	-58

Figure 1 - Long Section View

Figure 2 - Oblique Surface Plan View

Figure 3 - Property Location Map

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

QAQC Procedures

All samples were submitted to either ALS Minerals (ALS) or Paragon Geochemical Assay Laboratories (PAL) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through PAL and ALS are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods for PAL and Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES) for ALS. ALS and PAL also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.